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                                                                     Exhibit 8.3



CRW Financial, Inc.
200 Four Falls Corporate Center
West Conshohocken, Pennsylvania  19428


Gentlemen:
You have requested our opinion regarding the Federal income tax consequences to CRW Financial, Inc. ("CRW") and its shareholders relating to the proposed acquisition of CRW by TeleSpectrum Worldwide Inc. ("TeleSpectrum"), as described below. Immediately prior to the acquisition, CRW's only asset will consist of approximately 27% of the outstanding TeleSpectrum shares, having a value of approximately $40 million. On the effective date of the transaction (the "Effective Date"), a wholly-owned subsidiary of TeleSpectrum, MergerSub, will merge into CRW pursuant to applicable state law. As a result of and immediately following the merger, all of the outstanding stock of CRW will be held by TeleSpectrum.

                                     FACTS
                                     -----

CRW
---

CRW was incorporated in Delaware on July 18, 1994 and its shares became listed on Nasdaq on May 11, 1995 pursuant to a spin-off from its predecessor company, Casino & Credit Services, Inc. Casino & Credit Services, Inc. received a ruling from the Internal Revenue Service that the spin-off qualified as a tax-free distribution pursuant to Sec. 355 of the Internal Revenue Code of 1986, as amended (the "Code"). CRW has only common stock outstanding.

Following the spin-off, CRW operated two businesses, a collection business and, through its wholly owned subsidiary Casino Money Centers, Inc. ("CMC"), a check cashing business. In February 1997, CRW sold the assets of the collection business to NCO Group, Inc. for $12.8 million in cash, NCO stock and NCO warrants. CRW subsequently sold the NCO stock in July
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1997 and the warrants in February 1998. Following that sale, CRW's only remaining business operation was the check cashing business operated through CMC.

On October 30, 1998, all of the CMC stock was sold to Innovative Financial Systems, Inc., an unrelated third party, for $2.25 million in cash. CRW will distribute any remaining cash to its shareholders, pro rata, immediately prior to the acquisition of CRW by TeleSpectrum.

TeleSpectrum
------------

TeleSpectrum was formed by CRW and incorporated in Delaware on April 26, 1996. On May 22, 1996, CRW assigned to TeleSpectrum rights to acquire the assets of five telemarketing companies and one direct mail and fulfillment company, which were thereafter acquired by TeleSpectrum on August 12, 1996. In connection with those acquisitions, TeleSpectrum effected an initial public offering of its shares, following which CRW owned approximately 35% of the outstanding stock of TeleSpectrum. TeleSpectrum provides business-to-customer and business-to-business outbound and inbound telemarketing services, which consist of direct sales activities initiated by TeleSpectrum on behalf of clients. TeleSpectrum markets its services to clients in the telecommunications, utilities, insurance, financial services, pharmaceuticals and health care, consumer products and technology industries.

On July 24, 1998, MergerSub was incorporated in Delaware and became a wholly owned subsidiary of TeleSpectrum. MergerSub's sole purpose is to facilitate the proposed acquisition of CRW.

Proposed Transaction
--------------------

CRW is presently the largest shareholder of TeleSpectrum. TeleSpectrum wishes to acquire CRW in order to effect a widespread and orderly redistribution of its shares, while significantly reducing the number of shares held by any one shareholder. TeleSpectrum believes the effect of the transaction will be to significantly increase the float on its stock.
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CRW wishes to effect the transaction with TeleSpectrum in order to eliminate the costs associated with being a public company as well as the duplicate administrative fees and expenses associated with being a holding company, which together exceed $1.5 million per year. In addition, management of CRW believes that as a result of the sale of CMC, CRW will be subject to the provisions of the Investment Company Act of 1940, compliance with which will entail significant additional recurring costs and expenses.

Accordingly, on the Effective Date, pursuant to an Agreement and Plan of Merger ("Merger Agreement"), MergerSub will be merged with and into CRW in accordance with applicable state law. Each outstanding share of CRW will be converted into
 .709 shares of TeleSpectrum common stock; CRW stock options and warrants will be converted into options and warrants to purchase shares of TeleSpectrum stock upon the same terms and conditions; and TeleSpectrum's shares in MergerSub will be converted into shares of TeleSpectrum stock. No fractional shares will be issued. Instead, CRW shareholders otherwise entitled to receive a fractional share of TeleSpectrum will receive a cash payment equal to the fair market value of such fractional share. Any shareholders of CRW who dissent from the proposed transaction will be entitled to statutory appraisal rights under applicable state law. As a result of the merger, CRW will become a wholly-owned subsidiary of TeleSpectrum.

IDRC MERGER
-----------

On the Effective Date, International Data Response Corporation ("IDRC"), a privately held corporation providing outsourced telephone, customer service and sales programs on behalf of large corporate clients, will merge into TeleSpectrum in a transaction intended to qualify as a reorganization under Sec. 368(a) of the Code. In the IDRC merger, shareholders of IDRC will receive shares of TeleSpectrum stock. It has been represented that none of the CRW shareholders is also a shareholder of IDRC. We have not been asked to render any opinion in connection with the IDRC merger, and express no opinion herein with regard thereto.
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                          ADDITIONAL REPRESENTATIONS
                          --------------------------

The following representations have been made to us by representatives of TeleSpectrum, MergerSub, and CRW:

         a) TeleSpectrum, MergerSub, CRW, and the stockholders of CRW will pay their respective expenses, if any, incurred in connection with the consummation of the transaction, except that following the Effective Date, TeleSpectrum will pay a portion of CRW's printing expenses incurred in connection with the transaction.

         b) There is no intercorporate indebtedness existing between TeleSpectrum (or any member of its federal income tax consolidated group) and CRW (or any member of its federal income tax consolidated group).

         c) MergerSub will be merged with and into CRW pursuant to the provisions of applicable state law.

         d) The CRW common stockholders will have unrestricted rights of ownership of TeleSpectrum common stock received in the transaction, and their ability to retain the TeleSpectrum common stock received in the transaction will not be limited in any way, except that, pursuant to SEC regulations, for a period of one year following the Effective Date, former officers and directors of CRW who receive shares of TeleSpectrum stock in the transactions may not be permitted to sell such shares.

         e) The ratio for the exchange of shares of CRW common stock for TeleSpectrum common stock in the transaction was negotiated through arm's length bargaining. Accordingly, the fair market value of the TeleSpectrum common stock to be received by CRW common stockholders in the transaction will be approximately equal to the fair market value of the CRW common stock surrendered by such stockholders in exchange therefor.

         f) Taking into account the sale of CMC, and the distribution of the remaining cash proceeds to the CRW shareholders, as described above, immediately following the transaction, CRW will hold at least 90 percent of the fair market value of the net assets and at least 70 percent of the fair market value of the gross assets held by CRW and MergerSub immediately prior to the transaction. For purposes of this representation, amounts paid by CRW to dissenters, amounts paid by CRW to shareholders who receive cash or other property, amounts used by CRW to pay reorganization expenses, and all redemptions and distributions (except for regular, normal dividends) made by CRW immediately preceding the transfer, will be included as assets of CRW held immediately prior to the transaction.

         g) TeleSpectrum, MergerSub, and CRW intend that the merger will qualify as a tax-free reorganization within the meaning of
                  Section 368(a)(1)(A) and (a)(2)(E) of the Code and will report it as such in accordance with Treas. Reg. (S)1.368-3. The following additional representations have been made to us by representatives of TeleSpectrum and MergerSub:

         h) The payment of cash in lieu of fractional shares of TeleSpectrum common stock is solely for the purpose of avoiding the expense and inconvenience to TeleSpectrum of issuing fractional shares and does not represent separately bargained-for consideration. The total cash consideration that will be paid in the transaction to the CRW stockholders instead of issuing fractional shares of TeleSpectrum common stock will not exceed (1) one percent of the total consideration that will be issued in the transaction to the CRW stockholders in exchange for their shares of CRW common stock. The fractional share interests of each CRW stockholder will be aggregated, and no CRW stockholder will receive cash for such fractional share interests in an amount equal to or greater than the value of one full share of TeleSpectrum common stock.

         i) Nether TeleSpectrum nor any related party has any plan or intention to reacquire any of its stock issued in the transaction. For purposes of this opinion, a "related party" includes any corporation (i) that is a member of any affiliated group, as defined in Section 1504 (determined without regard to Section 1504(b)), of which TeleSpectrum is a member, or (ii) whose purchase of TeleSpectrum stock would be treated as a distribution in redemption of stock of TeleSpectrum under Section 304(a)(2) (determined without regard to Treas. Reg. (S)1.1502-80).

         j) The proposed transaction is being undertaken for reasons germane to the continuance of the business of TeleSpectrum.


         k) TeleSpectrum has no plan or intention to sell or otherwise dispose of the stock of CRW, or to cause CRW to sell or otherwise dispose of any of its assets, except for
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                  dispositions made in the ordinary course of business or
                  transfers described in Section 368(a)(2)(C) of the Code.

         l) TeleSpectrum has no plan or intention to liquidate CRW or to merge CRW with and into another corporation.

         m) TeleSpectrum and MergerSub are not investment companies as defined in Sections 368(a)(2)(F)(iii) and 368(a)(2)(F)(iv) of the Code.

         n) Following the transaction, CRW will continue its historic business, or use a significant portion of these historic business assets in the operation of a trade or business.

         o) Prior to the transaction, TeleSpectrum will be in control of MergerSub within the meaning of Section 368(c)(1) of the Code (i.e., own stock possessing at least 80 percent of the total combined voting power of all classes of stock entitled to vote and own at least 80 percent of the total number of shares of all other classes of stock of the corporation).

         p) Following the transaction, CRW will not issue additional shares of its stock that would result in TeleSpectrum losing control of CRW within the meaning of Section 368(c)(1) of the Code.

         q) Taking into account any payments to dissenters, TeleSpectrum will acquire, in exchange for its voting stock, an amount of CRW stock constituting control (within the meaning of Sec. 368(c) of the Code) of CRW.

         r) The TeleSpectrum stock issued to the CRW shareholders in the merger will be newly issued shares that are being issued pursuant to the Agreement of Merger.

         s) TeleSpectrum and MergerSub do not own, directly or indirectly, nor has either owned during the past five years, directly or indirectly, any stock of CRW. The following representations have been made to us by representatives of CRW:

         t) The fair market value of the Continuing Proprietary Interest (as defined below), as of the Effective Date, will be at least 50 percent of the fair market value, as of the Effective Date, of the Existing Proprietary Interest (as defined below) of CRW. For purposes of this representation:

                        i) the Continuing Proprietary Interest means all of the outstanding shares of CRW stock as of the Effective Date, other than shares of CRW stock (a) acquired in connection with the Merger by a person related to TeleSpectrum (within the meaning of Reg. (S) 1.368-1(e)(3)), (b) exchanged in the Merger for TeleSpectrum stock that, pursuant to a plan or intent existing at the Effective Date, is either redeemed by TeleSpectrum or acquired (other than in exchange for TeleSpectrum stock) by a person related to TeleSpectrum (within the meaning of Reg. (S) 1.368-1(e)(3)), or (c) acquired prior to the Effective Date and in connection with the Merger by persons related to CRW (within the meaning of Reg. (S) 1.368-1(e)(3)(i)(B)), other than in exchange for TeleSpectrum stock or CRW stock;

                        ii) the Existing Proprietary Interest means: (i) all of the shares of outstanding CRW stock as of the Effective Date (including shares acquired prior to the Effective Date and in connection with the Merger by persons related to CRW), (ii) shares of CRW stock redeemed prior to the Effective Date and in connection with the Merger, and (iii) the amount of any extraordinary distributions made by CRW with respect to its stock prior to the Effective Date and in connection with the Merger. For purposes of this representation, extraordinary distributions will not include periodic dividends that are consistent with CRW's historic dividend practice, but will include the distribution by CRW of the remaining cash attributable to the sale of CMC.

                        iii) an acquisition of TeleSpectrum or CRW stock by a person acting as an intermediary for TeleSpectrum, CRW, or a person related to TeleSpectrum or CRW (within the meaning of Reg. (S) 1.368-1(e)(3)) will be treated as made by TeleSpectrum, CRW, or the related person, respectively; and

                         iv) any reference to TeleSpectrum or CRW includes a reference to any successor or predecessor of such corporation to the extent provided in Reg. (s) 1.368-1(e)(5).
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         u)       The proposed transaction is being undertaken for reasons
                  germane to the continuance of the business of CRW.

         v) CRW is not under the jurisdiction of a court in a Title 11 or similar case within the meaning of Section 368(a)(3)(A) of the Code.

         w) CRW is not an investment company as defined in Section s 3468(a)(2)(F)(iii) and 368(a)(2)(F)(iv) of the Code.

         x) The shareholders of CRW and IDRC will not, in the aggregate, own an amount of TeleSpectrum stock immediately after the merger of MergerSub into CRW, and the merger of IDRC into TeleSprectrum, that constitutes "control" of TeleSpectrum within the meaning of Section 304(c) of the Code.

                                    OPINION
                                    -------

In rendering our opinion, we have reviewed the Merger Agreement, proxy statements and other documents that we deem relevant to the transaction. We have also reviewed the Merger Agreement and proxy statement relevant to the IDRC merger. Our understanding of the terms of the transaction is as described above, and is based upon our review of the foregoing documents, as well as additional information, which you have provided to us. In rendering our opinion, we have relied upon the accuracy and completeness of the facts, information, assumptions and representations you provided to us, or that were provided to us on your behalf, that are related to the transaction. You have represented to us that we have been provided all of the facts, documents and other materials related to the subject transactions. However, we have not independently audited or otherwise verified any of these facts or assumptions.

Our opinion is based upon our interpretation of the Code and Income Tax Regulations as interpreted by Court decisions, and by rulings and procedures issued by the Internal Revenue Service ("IRS") as of the date of this letter, all of which are subject to change. If there is a change, including a change having retroactive effect, in the Code, Treasury Regulations, IRS Rulings or Releases, or in the prevailing judicial interpretation of the foregoing, the opinions expressed herein would have to be reevaluated in light of any such changes. We have no responsibility to update this opinion for changes in the above-listed law and authority occurring after the above date.

Based upon the foregoing, we are of the opinion that:

a. The merger of MergerSub with and into CRW, as described above, should constitute a "reorganization" within the meaning of Sections 368(a)(1)(A) and 368(a)(2)(E) of the Code, and CRW, MergerSub and TeleSpectrum will each be a party to such reorganization within the meaning of Section 368(b) of the Code;

b. No gain or loss should be recognized by CRW, MergerSub and TeleSpectrum as a result of the merger;

c. No gain or loss should be recognized by CRW shareholders as a result of the exchange of CRW common stock for TeleSpectrum common stock pursuant to the Merger (Section
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354(a)(1)). The payment of cash in lieu of fractional share interests of
TeleSpectrum common stock will be treated as if each fractional share is distributed as part of the exchange and then redeemed by TeleSpectrum. Subject to the conditions and limitations of Section 302(a) of the Code, these cash payments will be treated as having been received as distributions in full payment in exchange for the fractional share of TeleSpectrum common stock. Any gain or loss recognized upon such exchange (as determined under Section 1001 and subject to the limitations of Section 267) will be capital gain or loss provided the fractional share would constitute a capital asset in the hands of the exchanging stockholder (Revenue Ruling 66-365 and Revenue Procedure 77-41).

d. No gain or loss should be recognized to the holders of CRW stock options or warrants upon the exchange of such options or warrants solely for options or warrants of TeleSpectrum.

e. The aggregate tax basis of the shares of TeleSpectrum common stock received solely in exchange for CRW common stock pursuant to the Merger (including fractional shares of TeleSpectrum common stock for which cash is received) should be the same as the aggregate tax basis of the CRW common stock exchanged therefor;

f. The holding period for shares of TeleSpectrum common stock received in exchange for CRW common stock pursuant to the Merger should include the holding period of such CRW common stock exchanged therefor, provided such CRW common stock was held as a capital asset by the stockholder on the Effective Date; and

g. Each shareholder of CRW who elects to dissent from the merger transaction involving CRW and TeleSpectrum under the provisions of applicable state law, and receives cash in exchange for his shares of CRW common stock, will be treated as receiving such payment in redemption of his shares of CRW. While such an exchange will be viewed as a redemption transaction, nevertheless, not all redemptions give rise to a sale or exchange that is accorded capital gain or loss treatment. In fact, redemptions of stock can result in the shareholder having to be treated as receiving a dividend distribution taxed at ordinary income tax rates and with no reduction in the amount of the dividend income for the shareholder's tax basis in the stock redeemed. Because the tax treatment of a dissenting shareholder is (1) highly dependent on the particular dissenter's facts and circumstances, including such shareholder's relationships to other CRW shareholders, and the owners of TeleSpectrum and IDRC, and (2) involves the application of some extremely complex rules that must be applied to determine the level of indirect ownership of stock, it is not possible to opine, in any general fashion, on the tax treatment for a particular dissenting shareholder. Accordingly, any shareholder that dissents from the transaction is strongly urged to consult with his or her own tax advisor to determine the tax treatment of the receipt of cash for their shares based upon their particular facts and circumstances.

                                   * * * * *

This opinion is based on our review of the agreements and documents described above and on the assumptions and representations referred to herein. Any misstatement of a material fact or omission of fact, which may be material, or any amendment or change in any of the facts referred to, may require a modification of all or part of this opinion. We have no responsibility to update this opinion for events, transactions or circumstances occurring after its date.

Our opinion is not binding on the IRS and there can be no assurance that the IRS will not take a position contrary to the opinion expressed herein.

The opinion expressed herein reflects the probable outcome of litigation and other adversarial proceedings based solely on an analysis of the existing tax authorities relating to the issues.

We do not express any opinion on the federal income tax treatment to CRW of the payment by TeleSpectrum of a portion of CRW's printing expenses.

We have not considered any non-income-tax, state or local income tax consequences, and, therefore, do not express any opinion regarding the treatment that would be given the transaction by the applicable authorities on any non-income tax or any state or local tax issues. We also express no opinion on non-tax issues.

The opinions expressed herein reflect what we regard to be the material federal income tax aspects to CRW and its shareholders of the transaction; nevertheless, they are opinions only and should not be taken as an assurance of the ultimate tax treatment.

Our opinion is solely for the benefit of CRW and its shareholders, and is not to be relied upon by any other parties. Any other parties receiving a copy of this letter must consult and rely upon the advice of their own counsel, accountant or other advisor.

Very truly yours,



/s/ ARTHUR ANDERSEN LLP